OPEN TO THE PUBLIC INVESTING, INC.
(SEC I.D. No. 8-66049)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THIS STATEMENT OF FINANCIAL CONDITION
IS FILED PURSUANT TO RULE 17A-5(E)(3) UNDER
THE SECURITIES EXCHANGE ACT OF 1934 AS A PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Open to the Public Investing, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6 Harrison St, FL5
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Aaron Crawford	(707) 689-7338	aaron.crawford@public.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, and middle name)

300 Madison Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	238
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Sikes _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Open to the Public Investing, Inc. _____ , as of 12/31 _____ , 2 -024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer. *STATE OF NEW York*

County OF NEW YORK

Sworn To Before me on MARCH 26, 2025 BY: STEPHEN SIKES

Signature: _____

Title: _____
Chief Executive Offier

Notary Public

WILLIAM J. PLUCINSKI
Notary Public of New York
Registration # 01PL4617853
Qualified in New York County
My Commission Expires 3/30/2027

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

OPEN TO THE PUBLIC INVESTING, INC.
INDEX TO STATEMENT OF FINANCIAL CONDITION



Report of Independent Registered Public Accounting Firm

To the Stockholders of Open to the Public Investing, Inc. and Board of Directors of Public Holdings, Inc.

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Open to the Public Investing, Inc. (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 26, 2025

We have served as the Company's auditor since 2021.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, NY 10017-6204
T: 646 471 3000/4000, www.pwc.com/us

OPEN TO THE PUBLIC INVESTING, INC.
STATEMENT OF FINANCIAL CONDITION

		December 31, 2024
Assets		
Cash and cash equivalents	$	5,019,506
Receivables from broker-dealers		4,972,265
Securities owned, at fair value		429,622
Investments in fractional shares held by users, at fair value		63,807,339
Other assets		1,037,801
Intangible assets, net		184,490
Total assets	$	75,451,023
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	178,488
Accrued expenses		655,182
Securities sold, not yet purchased, at fair value		14,971
Repurchase obligation for investments in fractional shares held by users, at fair value		63,807,339
Due to affiliates		1,172,267
Other liabilities		489,230
Total liabilities		66,317,477
Commitments and contingencies (Note 8)		
Stockholder's Equity		
Common stock, no par value; 100 shares authorized, issued and outstanding		100
Additional paid in capital		41,070,933
Accumulated deficit		(31,937,487)
Total stockholder's equity		9,133,546
Total liabilities and stockholder's equity	$	75,451,023

The accompanying notes are an integral part of this statement of financial condition.

1. Operations

Open to the Public Investing, Inc. (the "Company") is a broker-dealer wholly-owned by Public Holdings, Inc. (the "Parent"). The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is a non-exchange member broker-dealer that acts as an introducing broker for retail users to engage in equity securities transactions through the Company's platform. The Company, acting as the agent of the user, introduces securities transactions and trades to be cleared through a clearing broker on a fully disclosed basis. Currently, the Company's products are only offered within the United States.

The Company operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii). The Company does not maintain possession or control of any user funds or securities and is exempt from the requirements of SEC Rule 15c3-3.

2. Summary of Significant Accounting Policies

Basis of presentation

The accompanying statement of financial condition is prepared in accordance with generally accepted accounting standards and principles in the United States of America ("U.S. GAAP"). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Update ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of estimates

The preparation of the financial statement in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statement. Actual results could differ from those estimates.

Fair value measurements

The Company applies fair value accounting for all financial instruments that are recognized or disclosed at fair value in the statement of financial condition on a recurring basis. Fair value is defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is based on the principal or most advantageous market in which the Company would transact and the market-based risk measurements or assumptions that market participants would use in pricing the asset or liability. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Inputs that are generally unobservable and typically reflect management's estimate of assumptions that market participants would use in pricing the asset or liability.

Cash and cash equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The cash and cash equivalents balance includes cash held in banks and amounts held primarily in an interest-bearing money market account. Cash equivalents are carried at cost, which approximates fair market value.

Concentrations of credit risk

The Company maintains deposits with financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC"), up to $250,000 for interest and non-interest-bearing accounts, which is applied per depositor, per insured bank for each accounting ownership category. As of December 31, 2024, the Company had $235,863 held in financial institutions in excess of the FDIC insured limit. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

The Company is engaged in various trading and brokerage activities, predominantly with one counterparty, Apex Clearing Corporation ("Apex"). In the event Apex does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of Apex. It is the Company's policy to review, as necessary, the credit standing of each counterparty the Company transacts with. Additionally, the majority of the Company's revenue is derived from the relationship with Apex.

Receivables from broker-dealers

Receivables from broker-dealers include amounts receivable and cash on deposit with the Company's clearing organization and counterparties to facilitate the settlement and clearance of transactions executed on the Company's platform.

Promotional programs

The Company owns an inventory of equity securities to be used as promotional rewards for users and new users they refer that open a new account. The inventory of equity securities to be used as promotional rewards are presented within securities owned, at fair value in the Company's statement of financial condition and are recorded at their fair value based upon quoted market prices. Shares are derecognized when they are claimed by the user and delivered to the users' account.

The Company offers cash rewards ranging from $150 to $10,000 to users who transfer accounts from one brokerage firm to the OTTP platform through the Automated Customer Account Transfer Service ("ACATS"). All eligible ACATS transfers received by Public during the promotion period are aggregated for purposes of determining bonus entitlement. The cash bonus is applied to qualifying accounts following the transfer initiation date.

Fractional share program

The Company offers fractional share investing which allows users the ability to buy and sell partial shares of equity securities and Exchange Traded Funds ("ETFs"). The Company accepts orders as low as $1.00. When a user places a buy order for a fractional share, the order is rounded up to a whole share and the Company purchases the whole share from the market, with Apex providing the trade execution and clearing services. The Company receives the full share and splits the share between the fraction purchased by the user, which is transferred to the user's account that is held at Apex, and the fraction generated from rounding up to a whole share, which is retained by the Company in its inventory account. Multiple times per day, on a batch basis, the Company aggregates the retained fractional interests and sells whole shares back to the market. This process works in reverse when a user places a sell order with a fractional share.

These transactions result in fractional shares of equity securities held by users. Fractional shares held by users do not meet the criteria for derecognition under ASC 860, *Transfers and Servicing*, and are accounted for as a secured borrowing (repurchase obligation). These financial assets are presented as investments in fractional shares held by users, at fair value and a corresponding repurchase obligation for investments in fractional shares held by users, at fair value in the Company's statement of financial condition. The Company has elected the fair value option to measure these financial assets and the corresponding repurchase obligation for investments. The fair value of these investments is determined by quoted prices in active markets.

These transactions also result in the Company maintaining an inventory of securities acquired in facilitating the fractional share program. These financial assets are presented within securities owned, at fair value in the Company's statement of financial condition. The Company measures its securities owned and securities sold, not yet purchased, at fair value at each reporting period.

Cryptocurrencies

The Company offers crypto services by providing a platform through which customers can open a separate account with Bakkt Crypto Solutions LLC ("Bakkt Crypto") to invest in a limited set of cryptocurrencies. Bakkt Crypto custodies crypto assets on behalf of its customers in omnibus wallets owned and managed by Bakkt Crypto. The Company has no access to the keys for those wallets, and no ability to transact in the assets held in those wallets. As a BitLicense holder, Bakkt Crypto is subject to strict requirements regarding custody of customer cryptocurrency assets; for example, such assets must be segregated from Bakkt Crypto assets, separately accounted for, and must be held in wallets that meet a number of cybersecurity requirements. Further, Bakkt Crypto must hold customer

cryptocurrency assets on a 1:1 basis in the same type and amount, and is prohibited from selling, transferring, lending, or otherwise using cryptocurrency assets held on behalf of customers. Bakkt Crypto must also maintain minimum regulatory capital in addition to the customer assets it holds on a 1:1 basis.

The Company does not provide execution, custody or safeguarding services for the crypto assets, does not maintain or have access to the cryptographic key information, and does not have any legal title or claim to such crypto assets. The Company facilitates the movement of customer funds to and from Bakkt as a part of the account opening process and thereafter, when customers wish to deposit or withdraw fiat currency for cryptocurrency trading.

Income taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the financial reporting and tax bases of assets and liabilities and are measured using enacted tax rates and laws in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized.

ASC 740, *Income Taxes*, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The guidance in ASC 740 states that an "enterprise shall initially recognize the financial statement effects of a tax position where it is more likely than not, based on the technical merits, that the position will be sustained upon examination." "More likely than not" for this purpose is defined as a likelihood of greater than 50% based on the facts, circumstances, and information available at the reporting date. The Company has evaluated its tax positions for all open tax years and has concluded that there are no unrecognized tax benefits or uncertain tax positions as of December 31, 2024.

3. Recent Accounting Pronouncements

Recently Adopted Accounting Pronouncements

SAB 122
In January 2025, the SEC staff issued Staff Accounting Bulletin ("SAB") No. 122, which rescinds the interpretive guidance in SAB No. 121 regarding the accounting for safeguarding obligations related to crypto assets held for customers. Under SAB 121 (issued in March 2022), entities were required to recognize (1) a safeguarding asset at fair value and (2) a corresponding safeguarding liability for crypto assets that the entity is responsible for safeguarding. SAB 122 eliminates this on-balance-sheet requirement, effective for annual periods beginning after December 15, 2024, with early adoption permitted.

The guidance in SAB 122 must be applied retrospectively to all prior periods presented. Upon adoption, entities that previously recognized safeguarding assets and liabilities under SAB 121 will remove those amounts from the balance sheet and disclose the effects of the change in accordance with ASC 250, *Accounting Changes and Error Corrections*. SAB 122 also reminds entities to evaluate potential loss contingencies under ASC 450, *Contingencies*, if they have an obligation to safeguard crypto assets on behalf of customers.

The Company adopted SAB 121 in June 2022, resulting in the recognition of a safeguarding asset and liability for customer-held crypto assets. On January 26, 2024, the Company modified contractual and disclosure provisions and Bakkt Crypto launched a website where customers, at their option, could transact directly with Bakkt Crypto to deposit, withdraw, and trade cryptocurrencies without the involvement of the Company. As a result of these changes, the Company no longer needed to recognize in its statement of financial condition a safeguarding obligation and related asset under SAB 121 as of that date. Thus, the Company reduced total assets and total liabilities in the statement of financial condition by the corresponding amounts of the safeguarding asset and liability. As the previously recognized asset and liability were equal, the derecognition did not have a material impact on the Company's statement of financial condition.

The Company elected to early adopt SAB 122 for its fiscal year beginning January 1, 2024, which did not have an impact on the Company's financial statements due to the prior derecognition of the safeguarding asset and liability. The Company will continue to assess any loss contingencies related to safeguarding in accordance with ASC 450.

Recent Accounting Pronouncements Not Yet Adopted

There are no recent accounting pronouncements which the Company plans to adopt or that would be expected to have a material impact on the Company's financial statements.

4. Fair Value Measurements

Fair value is defined as an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. In determining fair value, the Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation techniques used for the Company's instruments measured at fair value and their classification in the valuation hierarchy are summarized below.

As of December 31, 2024, the types of instruments valued based on quoted market prices for the same instrument in active markets include publicly traded stocks owned by the Company. Such instruments are classified within Level 1 of the fair value hierarchy. The Company did not have any instruments classified within Level 2 or Level 3 as of December 31, 2024.

The following tables summarize the Company's financial assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2024:

| | December 31, 2024 | |
	Level 1	Total
Assets		
Equity securities – user-held fractional shares	$ 63,807,339	$ 63,807,339
Equity securities – securities owned	429,622	429,622
Total financial assets	**$ 64,236,961**	**$ 64,236,961**

| | December 31, 2024 | |
	Level 1	Total
Liabilities		
Equity securities – repurchase obligations	$ 63,807,339	$ 63,807,339
Equity securities – securities sold, not yet purchased	14,971	14,971
Total financial liabilities	**$ 63,822,310**	**$ 63,822,310**

For the Company's other financial instruments, which consist of cash and cash equivalents and receivables from broker-dealers, it is estimated that the carrying amounts approximated fair value because of the short-term nature of these instruments.

5. Receivables from Broker-Dealers

Receivables from the Company's clearing broker and counterparties for executing transactions on the Company's platform totaled $4,972,265 as of December 31, 2024.

6. Affiliate Transactions

The Company accrues payables to the Parent including occupancy, access to its trading platform, and use of the Public.com domain name. The Company records a liability for a portion of employee stock-based compensation allocated by the Parent to the Company. In addition, the Company records receivables from the Parent for payments for office space, marketing services, and services from the Company's clearing organization counterparty, which are offset with the accrued payables in due to affiliates in the statement of financial condition.

Pursuant to an agreement with an affiliate of the Company, the Company accrues payables for affiliate employees for the proportion of such employees' total work performed on behalf of the Company.

Pursuant to an expense sharing agreement with an affiliate of the Company, the Company provides the affiliate certain broker-dealer services and receives reimbursements on behalf of the affiliate.

As of December 31, 2024, the Company had affiliate liabilities totaling $1,172,267, reported within due to affiliates in the statement of financial condition. The Company did not have any amounts due from affiliates as of December 31, 2024.

7. Income Taxes

For the year ended December 31, 2024, the effective tax rate differed from the statutory federal rate of 21% primarily due to the impact of state taxes, permanent differences related to non-deductible expenses, and the change in valuation allowance on the Company's deferred tax assets.

Net deferred tax assets (liabilities) consisted of the following components as of December 31, 2024:

	December 31, 2024
Deferred tax assets (liabilities):	
Accrued expenses	$ 8,653
Unrealized gains/losses	(397)
Intangible asset	(193)
Net operating losses	7,396,970
Gross deferred tax assets	7,405,033
Valuation allowance	(7,405,033)
Net deferred tax assets (liabilities)	$ -

As of December 31, 2024, federal operating losses of approximately $26,779,094 and state operating losses of approximately $24,917,122 were available to offset future taxable income. As of December 31, 2024, $26,779,094 of federal net operating losses have an indefinite life. As of December 31, 2024, some of the state net operating losses begin to expire in the years ending December 31, 2034 through 2043 and others have an indefinite life.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective negative evidence was the cumulative loss incurred over the three-year period ended December 31, 2024. Such objective evidence limits the ability to consider other subjective evidence, such as management's projections for future growth. On the basis of this evaluation, as of December 31, 2024, a valuation allowance of $7,405,033 was recorded based on management's assessment that deferred tax assets are not realizable on a more-likely-than not basis. Management will continue to assess the realization of deferred tax assets at each period based on income results and available sources of income that can be relied upon to realize deferred tax assets.

Because of the change of ownership provisions of the Tax Reform Act of 1986, use of a portion of the Company's domestic NOL may be limited in future periods. Further, a portion of the carryforwards may expire before being applied to reduce future income tax liabilities. The Company does not have any ongoing or previously completed audits by any Federal or State authorities. Tax years 2021-2023 are still open by statute.

8. Commitments and Contingencies

Legal Proceedings

In the normal course of business, the Company may be involved in various lawsuits, proceedings and regulatory examinations. The Company assesses its liabilities and contingencies in connection with outstanding legal proceedings, if any, utilizing the latest information available. For matters where it is probable that the Company will incur a material loss and the amount can be reasonably estimated, the Company establishes an accrual for the loss. Once established, the accrual is adjusted to reflect any relevant developments. When a loss contingency is not both probable and estimable, the Company does not establish an accrual. Based on currently available information, the outcome of the Company's outstanding matters is not expected to have a material adverse impact on the Company's financial position. It is not presently possible to determine the ultimate exposure to these matters and there is no assurance that the resolution of the outstanding matters will not significantly exceed any reserves accrued by the Company.

9. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain a minimum net capital of the greater of 6 2/3% of aggregate indebtedness or $250,000, and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined by SEC Rule 15c3-1. As of December 31, 2024, the Company's net capital was $7,816,301, which was $7,566,301 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.32 to 1.

10. Subsequent Events

The Company considers events or transactions that occur after the date of the statement of financial condition but prior to the issuance of the financial statements to provide additional evidence for certain estimates or to identify matters that require additional disclosure. The Company has evaluated for subsequent events through March 26, 2025, the date these financial statements were issued.

There have been no material subsequent events that occurred during such period that would require disclosure or recognition in the Company's financial statements as of December 31, 2024.